FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

July 24, 2013

Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Trust” or “Registrant”)

Federated InterContinental Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017

Dear Mr. Foor:

The Registrant is filing this correspondence to respond to your July 5, 2013 comments on its Rule 485(a) Post-Effective Amendment No. 135 and Amendment No. 129, with respect to the Fund, submitted via EDGAR on June 4, 2013.

1.	In response to your comment #1, the Adviser confirms that the Fee Table footnote number 1 will incorporate a Fee Limit end-date that is a minimum of one year from the effective date of the Prospectus.

2.	In response to your comment #2, in the section “What are the Fund’s Main Investment Strategies?”, the “hybrid contracts” sentence will be revised to read as follows: “The Fund may invest in hybrid investments (such as notes linked to underlying securities, indices or commodities), or derivative contracts (such as futures, options and swaps), as well as exchange-traded funds (ETFs) to implement its investment strategy and to hedge against losses in the Fund.”

If you have any questions, please do not hesitate to contact me at (412) 288-8094.

Very truly yours,

/s/ Mark R. Thompson

Mark R. Thompson

Senior Paralegal